SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[May 13, 2003]

Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
HELSINKI, FINLAND

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-

SIGNATURES

SIGNATURES

Date May 13, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo Executive Vice President & CFO Metso Corporation	Harri Luoto Senior Vice President, General Counsel Metso Corporation

METSO TO REBUILD STORA ENSO'S PAPER MACHINE IN FRANCE

(Helsinki, Finland, May 13, 2003) – Metso Corporation’s (NYSE: MX; HEX: MEO) fiber and paper technology business area Metso Paper will rebuild Stora Enso’s LWC paper machine in Corbehem, France. The modernization will improve the machine’s paper quality and operating speed. The start-up of the rebuilt machine will take place during 2004. The value of the order is approximately EUR 30 million.

With a wire width of 9.7 meters, Corbehem PM 5, which was originally supplied by Voith in 1990, is one of the largest LWC paper machines in the world. Metso Paper’s delivery will include a headbox, a gap former, a shoe press, blow boxes, tail threading equipment and air dryers. The rebuild will increase the machine’s operating speed from the existing 1,200 m/min to 1,500 m/min.

The Stora Enso Corbehem mill located in northern France produces annually approximately 500,000 tons of LWC paper on its three machines.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket and services. The corporation’s core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2002, the net sales of Metso Corporation were EUR 4.7 billion and the personnel totaled approximately 28,500. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For additional information, please contact:

Sakari Häyrynen, Vice President, Paper Business Line / Rebuilds, Metso Paper Tel. +358 20 482 6042, mobile +358 40 563 3742

or

Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3004 USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 617 369 7850.